Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
July 13, 2006 at 11:00 am

AMER SPORTS CORPORATION: EXERCISE OF 2002 WARRANTS

A total of 15,450 Amer Sports Corporation's shares have been subscribed for as a result of an exercise of its 2002 warrants. The corresponding increase in the Company's share capital amounting to EUR 61,800 was registered on 13 July 2006. As a result of this increase, Amer Sports Corporation's share capital now totals EUR 286,002,240 and the total number of shares in issue is 71,500,560.

Shareholder rights commence from the registration date 13 July 2006. The new shares will be listed on the Helsinki Exchanges on 14 July 2006.

The subscription period of Amer Sport's 2002 warrant scheme will end on 31 December 2007.

AMER SPORTS CORPORATION
Communications

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Wilson, Atomic, Suunto, Precor, Salomon and Mavic. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.




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